CUSIP No. 449172204	Schedule 13D	Page 1 of 92 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 449172204	Schedule 13D	Page 2 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara L. T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 3 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,221
	8	SHARED VOTING POWER 1,307,701
	9	SOLE DISPOSITIVE POWER 272,221
	10	SHARED DISPOSITIVE POWER 1,307,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.74%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 4 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,558,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.83%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 5 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler (f/k/a Helen P. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,990
	10	SHARED DISPOSITIVE POWER 1,230,628
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 6 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams (f/k/a Clara T. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,460
	10	SHARED DISPOSITIVE POWER 1,212,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 7 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,912
	8	SHARED VOTING POWER 1,222,797
	9	SOLE DISPOSITIVE POWER 145,912
	10	SHARED DISPOSITIVE POWER 1,222,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 8 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,009
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 9,009
	10	SHARED DISPOSITIVE POWER 340,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 9 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,683
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 15,683
	10	SHARED DISPOSITIVE POWER 340,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.24%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 10 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,753
	8	SHARED VOTING POWER 1,228,748
	9	SOLE DISPOSITIVE POWER 123,753
	10	SHARED DISPOSITIVE POWER 1,228,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.12%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 11 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,783
	10	SHARED DISPOSITIVE POWER 1,349,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.12%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 12 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach (f/k/a Chloe E. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,041
	10	SHARED DISPOSITIVE POWER 339,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 13 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,027
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,027
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 14 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,742
	8	SHARED VOTING POWER 1,219,778
	9	SOLE DISPOSITIVE POWER 199,742
	10	SHARED DISPOSITIVE POWER 1,213,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.85%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 15 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 16 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martha S. Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,894
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,894
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 17 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Susan Sichel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 18 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer T. Jerome
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,652
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,652
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 19 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caroline T. Ruschell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,992
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,992
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 20 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,525
	8	SHARED VOTING POWER 18,000
	9	SOLE DISPOSITIVE POWER 45,525
	10	SHARED DISPOSITIVE POWER 18,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 21 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 680,523
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 680,523
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.11%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 22 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,440
	8	SHARED VOTING POWER 5,564
	9	SOLE DISPOSITIVE POWER 90,440
	10	SHARED DISPOSITIVE POWER 5,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 23 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore D. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,180
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 24 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,539
	8	SHARED VOTING POWER 5,755
	9	SOLE DISPOSITIVE POWER 33,539
	10	SHARED DISPOSITIVE POWER 5,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 25 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,960
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,960
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 26 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Management, Inc. 34-1845744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,295
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,900
	10	SHARED DISPOSITIVE POWER 330,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 449172204	Schedule 13D	Page 27 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.) 34-1845745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.63%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 449172204	Schedule 13D	Page 28 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 29 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 1,365,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 30 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,112
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,112
	10	SHARED DISPOSITIVE POWER 1,404,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.85%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 31 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 32 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 33 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates II, L.P. 34-1856999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 449172204	Schedule 13D	Page 34 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,411
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,411
	10	SHARED DISPOSITIVE POWER 1,256,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 35 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 36 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,151
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,151
	10	SHARED DISPOSITIVE POWER 1,256,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 37 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Griffin B. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 38 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,027
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,027
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 39 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of

A. Farnham Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 40 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 41 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,007
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,007
	10	SHARED DISPOSITIVE POWER 349,051
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 42 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Margo Jamison Victoire Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 43 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Butler 2002 Trust DTD 11/5/2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 44 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Griffin Bedwell Butler 2002 Trust DTD 11/5/2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 45 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.16%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 46 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 47 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 48 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Charles Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 49 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia L. Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,272
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.10%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 50 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,272
	10	SHARED DISPOSITIVE POWER 330,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 51 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Parker Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,322
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 52 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Taplin E. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 53 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 54 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates IV, L.P. 52-2450854
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 449172204	Schedule 13D	Page 55 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 433,140
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 433,140
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 56 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 57 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 58 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 59 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne Turman Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 2,070
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 355,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.24%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 60 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob A. Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 240
	10	SHARED DISPOSITIVE POWER 343,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.10%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 61 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 62 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mary Marshall Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 63 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Alexander Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 64 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Margaret Pollard Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 65 of 92 Pages

1

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 66 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isabelle Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 67 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elisabeth M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 68 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) A. Farnham Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 69 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cory Freyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,564
	8	SHARED VOTING POWER 90,440
	9	SOLE DISPOSITIVE POWER 5,564
	10	SHARED DISPOSITIVE POWER 90,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 70 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 18,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 71 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 72 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,008
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,008
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 73 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 449172204	Schedule 13D	Page 74 of 92 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DiAhn Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755
	8	SHARED VOTING POWER 33,539
	9	SOLE DISPOSITIVE POWER 5,755
	10	SHARED DISPOSITIVE POWER 33,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 75 of 92 Pages

Part II to Schedule 13D

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $0.01 per share (“Class B Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Hyster-Yale Materials Handling, Inc. 5875 Landerbrook Drive Cleveland, Ohio 44124.

Item 2. Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of certain individuals, corporations, limited partnerships and trusts identified below (the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common as a result of such individuals, corporations, limited partnerships and trusts becoming signatories to the Stockholders’ Agreement, dated as of September 28, 2012, among the stockholders party thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Clara L.T. Rankin. Ms. Rankin’s resident address is P.O. Box 66, Gates Mills, Ohio 44040. She is not employed.

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO Industries, Inc., a Delaware corporation (“NACCO”), at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Victoire G. Rankin. Ms. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Thomas T. Rankin. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

Matthew M. Rankin. Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.

James T. Rankin. Mr. Rankin’s business address is 1731 Commerce Drive, Suite 120, Atlanta, Georgia 30318. He is employed by King Commercial Properties.

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Chloe O. Rankin. Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

CUSIP No. 449172204	Schedule 13D	Page 76 of 92 Pages

Chloe R. Seelbach. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is in commercial real estate sales and leasing with Iron Real Estate, LLC.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

Martha S. Kelly. Ms. Kelly’s resident address is 1429 Ames Hill Road, Brattleboro, Vermont 05301. She is retired.

Susan Sichel. Ms. Sichel’s resident address is 4813 Auger Hole Road, South Newfane, Vermont 05351. She is not employed.

Jennifer T. Jerome. Ms. Jerome’s resident address is P.O. Box 532, W. Dummerston, Vermont 05357. She is retired.

Caroline T. Ruschell. Ms. Ruschell’s resident address is 3816 Wyndsong Tr., Lexington, Kentucky 40514. She is retired.

David F. Taplin. Mr. Taplin’s resident address is Box 145, South Strafford, Vermont 05070. He is self-employed.

Beatrice B. Taplin. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

Thomas E. Taplin, Jr. Mr. Taplin’s address is 763 Woods Haven Rd., Evergreen, Colorado 80439. He is a photographer.

Theodore D. Taplin. Mr. Taplin’s resident address is 121 Lower Terrace, San Francisco, California 94114. He is a consultant for a non-profit arts organization.

Britton T. Taplin. Mr. Taplin’s business address is 4960 South Lafayette Lane, Englewood, Colorado 80113. He is self employed.

Frank F. Taplin. Mr. Taplin’s resident address is 1508 Rising Glen Road, Los Angeles, California 90069. He is self-employed.

Rankin Management, Inc. Rankin Management, Inc., a Delaware corporation (“RMI”), was formerly known as a Rankin Management, Inc., a Georgia corporation. In December 1998, Rankin Management, Inc., a Georgia corporation, was merged with and into Rankin Management, Inc., a Delaware corporation. Rankin Management, Inc., the Delaware corporation, was the surviving entity. It is the general and managing partner of Rankin Associates II, L.P. The principal business of Rankin Management, Inc. is to act as a general and managing partner of Rankin Associates II, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of Rankin Management, Inc. consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

Rankin Associates I, L.P. Rankin Associates I, L.P., a Delaware limited partnership (“Rankin I”), was formerly known as CTR Family Associates, L.P., a Georgia limited partnership. In December 1998, CTR Family Associates, L.P. was reorganized as a Delaware limited partnership. In connection with this reorganization, CTR Family Associates, L.P. changed its name to Rankin Associates I, L.P. Its principal business is to hold, under common management, shares of NACCO Class B Common (as defined below), as well as shares of Class A Common (as defined below) and Class B Common, beneficially owned by certain of the Reporting Persons. The following

CUSIP No. 449172204	Schedule 13D	Page 77 of 92 Pages

Reporting Persons are trustees and primary beneficiaries of trusts acting as general partners of Rankin I: Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Corbin Rankin. Ms. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

Alison A. Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor. Mrs. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor. Mrs. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Rankin Associates II, L.P. Rankin Associates II, L.P., a Delaware limited partnership (“Rankin II”), was formerly known as Rankin Associates II, L.P., a Georgia limited partnership. In December 1998, Rankin Associates II, L.P. was reorganized as a Delaware entity. Its principal business is to hold, under common management, shares of NACCO Class A Common (as defined below), as well as shares of Class A Common and Class B Common, beneficially owned by certain of the Reporting Persons. RMI is the general partner of Rankin II. The address of its principal business and its principal office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

John C. Butler, Jr. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) a member of the Issuer’s Board.

Clara Rankin Butler (by John C. Butler, Jr., as Custodian). Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) a member of the Issuer’s Board.

David B. Williams. Mr. Williams’ business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

Griffin B. Butler (by John C. Butler, Jr., as Custodian). Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) a member of the Issuer’s Board.

Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin. Mrs. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin. Mrs. Alison A. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

CUSIP No. 449172204	Schedule 13D	Page 78 of 92 Pages

Scott W. Seelbach. Mr. Seelbach’s business address is 5900 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.

Margo Jamison Victoire Williams (by Clara Rankin Williams, as Custodian). Ms. Williams’s resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Clara Rankin Butler 2002 Trust DTD 11/5/2002. Mr. John C. Butler, Jr. is the trustee of the trust. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) a member of the Issuer’s Board.

Griffin Bedwell Butler 2002 Trust DTD 11/5/2002. Mr. John C. Butler, Jr. is the trustee of the trust. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) a member of the Issuer’s Board.

Elizabeth B. Rankin. Mrs. Rankin’s address is 204 Elmwood Dr., Greensboro, North Carolina 27408. She is not employed.

David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust. Mr. David B.H. Williams is the trustee of the trust. Mr. Williams’ business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust. Mr. David B.H. Williams is the trustee of the trust. Mr. Williams’ business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

Helen Charles Williams (by Mr. David B.H. Williams, as Custodian). Mr. David B.H. Williams is the trustee of the trust. Mr. Williams’ business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

Julia Rankin Kuipers. Mrs. Kuipers’ address is 36669 Cedar Rd., Gates Mills, Ohio 44040. Mrs. Kuipers is employed as an education specialist.

Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Thomas Parker Rankin. Mr. Rankin’s business address is 1908 Cliff Valley Way, Atlanta, Georgia 30329. He is an investment analyst at RFA Management Co.

Taplin E. Seelbach (by Scott Seelbach, as Custodian). Mr. Seelbach’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.

Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust. Chloe R. Seelbach is the trustee of the trust. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Rankin Associates IV, L.P. Rankin Associates IV, L.P. is a Delaware limited partnership (“Rankin IV”). Its principal business is to hold under common management certain shares of NACCO Class B Common, as well as shares of Class A Common and Class B Common, beneficially owned by certain Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as general partners of Rankin IV: Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin.

Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin. Mrs. Beatrice B. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

CUSIP No. 449172204	Schedule 13D	Page 79 of 92 Pages

Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007. Mr. Matthew M Rankin is a co-trustee of the trust. Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.

Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007. Mr. Matthew M Rankin is a co-trustee of the trust. Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.

Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach. Chloe R. Seelbach is the trustee of the trust. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Lynne T. Rankin. Mrs. Rankin’s address is 1940 Greystone Road, Atlanta, Georgia 30314. She is a Senior Designer with Ferry, Hayes & Allen Designers, Inc.

Jacob A. Kuipers. Mr. Kuipers’ address is 36669 Cedar Rd., Gates Mills, Ohio 44040. Mr. Kuipers is self-employed.

Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Mary Marshall Rankin (by Matthew M. Rankin, as Custodian). Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.

William Alexander Rankin (by Matthew M. Rankin, as Custodian). Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.

Margaret Pollard Rankin (by Matthew M. Rankin, as Custodian). Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.

Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach. Chloe R. Seelbach is the trustee of the trust. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Isabelle Seelbach (by Chloe R. Seelbach, as Custodian). Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

Elisabeth M. Rankin (by Mrs. Alison A. Rankin, as Custodian). Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

A. Farnham Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, Gates Mills, Ohio 44040. She is not employed.

Cory Freyer. Mrs. Freyer’s resident address is 763 Woods Haven Rd., Evergreen, Colorado 80439. She is retired.

Jennifer Dickerman. Ms. Dickerman’s resident address is 1370 Spear St., Charlotte, Vermont 05445. She is not employed.

Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

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Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966. Beatrice B. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

DiAhn Taplin. Ms. Taplin’s business address is 5600 S. Quebec St. Ste. 312A Greenwood Village, Colorado 80111. She is employed as a physician by Carepoint, A.C.

(d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f) All of the individuals identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Class B Common held by the Reporting Persons were acquired on September 28, 2012, when NACCO completed the spin-off of the Issuer to NACCO’s stockholders. Immediately following the spin-off, the Issuer became an independent public company.

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, 5:00 p.m., Eastern Time, on September 25, 2012. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 28, 2012, NACCO distributed one share of Class A common stock of the Issuer, par value $0.01 per share (“Class A Common”), and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”), held on September 28, 2012, NACCO distributed one share of Class B Common and one share of Class A Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off, NACCO distributed 8,389,563 shares of Class A Common and 8,389,563 shares of Class B Common to NACCO stockholders.

Item 4. Purpose of Transaction.

The purpose of the Reporting Persons in entering into the Stockholders’ Agreement is to provide the Reporting Persons with the first right and option to purchase shares of Class B Common that a Reporting Person may wish to convert into Class A Common or sell or otherwise transfer to a permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. See Item 6 for a description of the Stockholders’ Agreement.

The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the

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present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of common stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,310,164 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 39.49% of the outstanding Class B Common as of September 28, 2012.

Clara L.T. Rankin. Mrs. Rankin has the sole power to vote and dispose of 35 shares of Class B Common. Collectively, the 35 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 0.00% of the Class B Common outstanding as of September 28, 2012.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 272,221 shares of Class B Common and shares the power to vote and dispose of 1,307,701 shares of Class B Common. Collectively, the 1,579,922 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 18.74% of the Class B Common outstanding as of September 28, 2012.

Victoire G. Rankin. Mrs. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,558,916 shares of Class B Common. Collectively, the 1,579,922 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 18.83% of the Class B Common outstanding as of September 28, 2012.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 49,990 shares of Class B Common and shares the power to dispose of 1,230,628 shares of Class B Common. Collectively, the 1,280,618 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 15.26% of the Class B Common outstanding as of September 28, 2012.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 48,460 shares of Class B Common and shares the power to dispose of 1,212,848 shares of Class B Common. Collectively, the 1,261,358 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 15.03% of the Class B Common outstanding as of September 28, 2012.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,912 shares of Class B Common and shares the power to vote and dispose of 1,222,797 shares of Class B Common. Collectively, the 1,368,709 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 16.31% of the Class B Common outstanding as of September 28, 2012.

Matthew M. Rankin. Mr. Rankin has the sole power to vote 9,009 shares of Class B Common, shares the power to vote 1,208 shares of Class B Common and shares the power to dispose of 340,225 shares of Class B Common. Collectively, the 349,234 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 4.16% of the Class B Common outstanding as of September 28, 2012.

James T. Rankin. Mr. Rankin has the sole power to vote 15,683 shares of Class B Common, shares the power to vote 1,208 shares of Class B Common and shares the power to dispose of 340,066 shares of Class B Common. Collectively, the 355,749 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 4.24% of the Class B Common outstanding as of September 28, 2012.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,753 shares of Class B Common and shares the power to vote and dispose of 1,228,748 shares of Class B Common. Collectively, the 1,352,501 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 16.12% of the Class B Common outstanding as of September 28, 2012.

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Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,783 shares of Class B Common and shares the power to dispose of 1,349,718 shares of Class B Common. Collectively, the 1,352,501 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 16.12% of the Class B Common outstanding as of September 28, 2012.

Chloe R. Seelbach. Mrs. Seelbach has the sole power to vote and dispose of 12,041 shares of Class B Common and shares the power to dispose of 339,017 shares of Class B Common. Collectively, the 351,058 shares of Class B Common beneficially owned by Mrs. Seelbach constitute approximately 4.18% of the Class B Common outstanding as of September 28, 2012.

Claiborne R. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 10,027 shares of Class B Common and shares the power to dispose of 338,295 shares of Class B Common. Collectively, the 348,322 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 4.15% of the Class B Common outstanding as of September 28, 2012.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 199,742 shares of Class B Common and shares the power to vote and dispose of 1,213,789 shares of Class B Common. Collectively, the 1,413,531 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 16.85% of the Class B Common outstanding as of September 28, 2012.

Bruce T. Rankin. Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

Martha S. Kelly. Ms. Kelly has the sole power to vote and dispose of 8,894 shares of Class B Common. Collectively, the 8,894 shares of Class B Common beneficially owned by Ms. Kelly constitute approximately 0.11% of the Class B Common outstanding as of September 28, 2012.

Susan Sichel. Ms. Sichel has the sole power to vote and dispose of 11,100 shares of Class B Common. Collectively, the 11,100 shares of Class B Common beneficially owned by Ms. Sichel constitute approximately 0.13% of the Class B Common outstanding as of September 28, 2012.

Jennifer T. Jerome. Ms. Jerome has the sole power to vote and dispose of 30,652 shares of Class B Common. Collectively, the 30,652 shares of Class B Common beneficially owned by Ms. Jerome constitute approximately 0.37% of the Class B Common outstanding as of September 28, 2012.

Caroline T. Ruschell. Mrs. Ruschell has the sole power to vote and dispose of 72,992 shares of Class B Common. Collectively, the 72,992 shares of Class B Common beneficially owned by Mrs. Ruschell constitute approximately 0.87% of the Class B Common outstanding as of September 28, 2012.

David F. Taplin. Mr. Taplin has the sole power to vote and dispose of 45,525 shares of Class B Common and shares the power to vote and dispose of 18,000 shares of Class B Common. Collectively, the 63,525 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 0.76% of the Class B Common outstanding as of September 28, 2012.

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 680,523 shares of Class B Common. Collectively, the 680,523 shares of Class B Common beneficially owned by Ms. Taplin constitute approximately 8.11% of the Class B Common outstanding as of September 28, 2012.

Thomas E. Taplin, Jr. Mr. Taplin has the sole power to vote and dispose of 90,440 shares of Class B Common and shares the power to vote and dispose of 5,564 shares of Class B Common. Collectively, the 96,004 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 1.14% of the Class B Common outstanding as of September 28, 2012.

Theodore D. Taplin. Mr. Taplin has the sole power to vote and dispose of 35,180 shares of Class B Common. Collectively, the 35,180 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 0.42% of the Class B Common outstanding as of September 28, 2012.

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Britton T. Taplin. Mr. Taplin has the sole power to vote and dispose of 33,539 shares of Class B Common and shares the power to vote and dispose of 5,755 shares of Class B Common. Collectively, the 39,294 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 0.47% of the Class B Common outstanding as of September 28, 2012.

Frank F. Taplin. Mr. Taplin has the sole power to vote and dispose of 46,960 shares of Class B Common. Collectively, the 46,960 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 0.56% of the Class B Common outstanding as of September 28, 2012.

Rankin Management, Inc. RMI has the sole power to vote 338,295 shares of Class B Common, has the sole power to dispose of 7,900 shares of Class B Common and shares the power to dispose of 330,395 shares of Class B Common. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 338,295 shares of Class B Common beneficially owned by RMI constitute approximately 4.03% of the Class B Common outstanding as of September 28, 2012.

Rankin Associates I, L.P. Rankin I and the trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 472,371 shares of the Class B Common held by Rankin I. Although Rankin I holds the 472,371 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote such shares of Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Collectively, the 472,371 shares of Class B Common beneficially owned by Rankin I constitute approximately 5.63% of the Class B Common outstanding as of September 28, 2012.

Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,622 shares of Class B Common and shares the power to dispose of 1,365,087 shares of Class B Common. Collectively, the 1,368,709 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 16.31% of the Class B Common outstanding as of September 28, 2012.

Alison A. Rankin. Mrs. Rankin has the sole power to vote and dispose of 9,112 shares of Class B Common and shares the power to dispose of 1,404,419 shares of Class B Common. Collectively, the 1,413,531 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 16.85% of the Class B Common outstanding as of September 28, 2012.

Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor. The trust has no power to vote or dispose of any shares of Class B Common. Allison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor. The trust has no power to vote or dispose of any shares of Class B Common. Allison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Rankin Associates II, L.P. Rankin II is made up of the individuals and entities holding limited partnership interests in Rankin II and RMI, the general partner of Rankin II. Rankin II may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 338,295 shares of Class B Common held by Rankin II. Although Rankin II holds the 338,295 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 330,395 shares of Class B Common beneficially owned by Rankin Management, Inc. constitute approximately 3.94% of the Class B Common outstanding as of September 28, 2012.

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John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 24,411 shares of Class B Common and shares the power to dispose of 1,256,207 shares of Class B Common. Collectively, the 1,280,618 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 15.26% of the Class B Common outstanding as of September 28, 2012.

Clara Rankin Butler (by John C. Butler, Jr., as Custodian). Ms. Butler has no power to vote or dispose of any shares of Class B Common.

David B. Williams. Mr. Williams has the sole power to vote and dispose of 5,151 shares of Class B Common and shares the power to dispose of 1,256,207 shares of Class B Common. Collectively, the 1,261,358 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 15.03% of the Class B Common outstanding as of September 28, 2012.

Griffin B. Butler (by John C. Butler, Jr., as Custodian). Mr. Butler has no power to vote or dispose of any shares of Class B Common.

Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. The trust has the sole power to vote and dispose of 10,027 shares of Class B Common and shares the power to dispose of 338,295 shares of Class B Common. Collectively, the 348,322 shares of Class B Common beneficially owned by the trust constitute approximately 4.15% of the Class B Common outstanding as of September 28, 2012.

Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Allison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Allison A. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Scott W. Seelbach. Mr. Seelbach has the sole power to vote and dispose of 2,007 shares of Class B Common and shares the power to dispose of 349,051 shares of Class B Common. Collectively, the 351,058 shares of Class B Common beneficially owned by Mr. Seelbach constitute approximately 4.18% of the Class B Common outstanding as of September 28, 2012.

Margo Jamison Victoire Williams (by Clara Rankin Williams, as Custodian). Ms. Williams has no power to vote or dispose of any shares of Class B Common.

Clara Rankin Butler 2002 Trust DTD 11/5/2002. The trust has no power to vote or dispose of any shares of Class B Common. John C. Butler, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Griffin Bedwell Butler 2002 Trust DTD 11/5/2002. The trust has no power to vote or dispose of any shares of Class B Common. John C. Butler, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Elizabeth B. Rankin. Mrs. Rankin has the sole power to vote 722 shares of Class B Common, shares the power to vote 1,208 shares of Class B Common and shares the power to dispose of 348,512 shares of Class B Common. Collectively, the 349,234 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 4.16% of the Class B Common outstanding as of September 28, 2012.

David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust. The trust has no power to vote or dispose of any shares of Class B Common. David BH Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

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David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust. The trust has no power to vote or dispose of any shares of Class B Common. David BH Williams, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Helen Charles Williams (by Mr. David B.H. Williams, as Custodian). Ms. Williams has no power to vote or dispose of any shares of Class B Common.

Julia L. Rankin Kuipers. Mrs. Kuipers has the sole power to vote and dispose of 5,272 shares of Class B Common and shares the power to dispose of 338,535 shares of Class B Common. Collectively, the 343,807 shares of Class B Common beneficially owned by Mrs. Kuipers constitute approximately 4.10% of the Class B Common outstanding as of September 28, 2012.

Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin. The trust has the sole power to vote and dispose of 5,272 shares of Class B Common and shares the power to dispose of 330,395 shares of Class B Common. Collectively, the 335,667 shares of Class B Common beneficially owned by the trust constitute approximately 4.00% of the Class B Common outstanding as of September 28, 2012.

Thomas Parker Rankin. Mr. Rankin has the sole power to vote and dispose of 4,322 shares of Class B Common and shares the power to dispose of 338,295 shares of Class B Common. Collectively, the 342,617 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 4.08% of the Class B Common outstanding as of September 28, 2012.

Taplin E. Seelbach (by Scott Seelbach, as Custodian). Ms. Seelbach has no power to vote or dispose of any shares of Class B Common.

Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust. The trust has no power to vote or dispose of any shares of Class B Common. Chloe R. Seelbach, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Rankin Associates IV, L.P. Rankin IV may be deemed to beneficially own 400,000 shares of Class B Common held by Rankin IV. Although Rankin IV holds the 400,000 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV, share the power to vote such shares of Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of such shares. Collectively, the 400,000 shares of Class B Common beneficially owned by Rankin IV constitute approximately 4.77% of the Class B Common outstanding as of September 28, 2012.

Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin. The trust has the sole power to vote and dispose of 433,140 shares of Class B Common. Collectively, the 433,140 shares of Class B Common beneficially owned by the trust constitute approximately 5.16% of the Class B Common outstanding as of September 28, 2012.

Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007. The trust has no power to vote or dispose of any shares of Class B Common. Matthew M. Rankin and James T. Rankin, as co-trustees, share the power to vote and dispose of the shares of Class B Common held by the trust.

Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007. The trust has no power to vote or dispose of any shares of Class B Common. Matthew M. Rankin and James T. Rankin, as co-trustees, share the power to vote and dispose of the shares of Class B Common held by the trust.

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Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Chloe R. Seelbach, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Lynne T. Rankin. Mrs. Rankin has the sole power to vote and dispose of 563 shares of Class B Common, shares the power to vote 2,070 shares of Class B Common and shares the power to dispose of 355,186 shares of Class B Common. Collectively, the 355,749 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 4.24% of the Class B Common outstanding as of September 28, 2012.

Jacob A. Kuipers. Mr. Kuipers has the sole power to vote and dispose of 240 shares of Class B Common and shares the power to dispose of 343,567 shares of Class B Common. Collectively, the 343,807 shares of Class B Common beneficially owned by Mr. Kuipers constitute approximately 4.10% of the Class B Common outstanding as of September 28, 2012.

Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust. The trust has the sole power to vote and dispose of 30,000 shares of Class B Common and shares the power to vote and dispose of 50,000 shares of Class B Common. Collectively, the 80,000 shares of Class B Common beneficially owned by the trust constitute approximately 0.95% of the Class B Common outstanding as of September 28, 2012.

Mary Marshall Rankin (by Matthew M. Rankin, as Custodian). Ms. Rankin has no power to vote or dispose of any shares of Class B Common.

William Alexander Rankin (by Matthew M. Rankin, as Custodian). Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

Margaret Pollard Rankin (by Matthew M. Rankin, as Custodian). Ms. Rankin has no power to vote or dispose of any shares of Class B Common.

Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Chloe R. Seelbach, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Isabelle Seelbach (by Chloe R. Seelbach, as Custodian). Ms. Seelbach has no power to vote or dispose of any shares of Class B Common.

Elisabeth M. Rankin (by Mrs. Alison A. Rankin, as Custodian). Ms. Rankin has no power to vote or dispose of any shares of Class B Common.

A. Farnham Rankin. Ms. Rankin has no power to vote or dispose of any shares of Class B Common.

Cory Freyer. Mrs. Freyer has the sole power to vote and dispose of 5,564 shares of Class B Common and shares the power to vote and dispose of 90,440 shares of Class B Common. Collectively, the 96,004 shares of Class B Common beneficially owned by Mrs. Freyer constitute approximately 1.14% of the Class B Common outstanding as of September 28, 2012.

Jennifer Dickerman. Ms. Dickerman has the sole power to vote and dispose of 2,000 shares of Class B Common and shares the power to dispose of 18,000 shares of Class B Common. Collectively, the 20,000 shares of Class B Common beneficially owned by Ms. Dickerman constitute approximately 0.24% of the Class B Common outstanding as of September 28, 2012.

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Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren. The trust has the sole power to vote and dispose of 18,400 shares of Class B Common. Collectively, the 18,400 shares of Class B Common beneficially owned by the trust constitute approximately 0.22% of the Class B Common outstanding as of September 28, 2012.

Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren. The trust has the sole power to vote and dispose of 27,008 shares of Class B Common. Collectively, the 27,008 shares of Class B Common beneficially owned by the trust constitute approximately 0.32% of the Class B Common outstanding as of September 28, 2012.

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966. The trust has the sole power to vote and dispose of 26,250 shares of Class B Common. Collectively, the 26,250 shares of Class B Common beneficially owned by the trust constitute approximately 0.31% of the Class B Common outstanding as of September 28, 2012.

DiAhn Taplin. Ms. Taplin has the sole power to vote and dispose of 5,755 shares of Class B Common and shares the power to vote and dispose of 33,539 shares of Class B Common. Collectively, the 39,294 shares of Class B Common beneficially owned by Ms. Taplin constitute approximately 0.47% of the Class B Common outstanding as of September 28, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders’ Agreement

The Stockholders’ Agreement requires a Reporting Person to offer the shares of Class B Common beneficially owned by such Reporting Person to all of the other Reporting Persons upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such Reporting Person into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such Reporting Person to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the Reporting Person proposing to enter into one of these transactions must notify all of the other Reporting Persons and then must allow each such other Reporting Person the opportunity to purchase such Person’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the Reporting Persons or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A Reporting Person proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other Reporting Persons. Following receipt of such notice, each other Reporting Person will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered right of first refusal. A Reporting Person’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other Reporting Persons who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the Reporting Persons electing to purchase do not elect to purchase all of the shares of Class B Common, then such Reporting Persons have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

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Following the completion of such procedures, the Reporting Person who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the Reporting Person had originally proposed to transfer the shares, such Reporting Person would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Reporting Persons who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the Reporting Person who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each Reporting Person. The Stockholders’ Agreement does not restrict in any respect how a Reporting Person may vote the shares of Class B Common which are subject to the terms of the Stockholders’ Agreement.

Rankin Associates I, L.P.

Under the terms of the Partnership Agreement of Rankin I, dated as of March 27, 2002 (the “Rankin I Partnership Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, the general partners of Rankin I (the “Rankin I General Partners”) share the power to vote the NACCO Class B Common held by the partnership. Further, under such terms, the Rankin I General Partners generally exercise such power by a vote of the Rankin I General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin I Partnership Agreement, the partnership may not dispose of NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin I Partnership Agreement.

Rankin Associates II, L.P.

Under the terms of the Partnership Agreement of Rankin II, dated as of December 26, 2001 (the “Rankin II Partnership Agreement”), filed as Exhibit 3 hereto and incorporated herein by reference, general partners of Rankin II (the “Rankin II General Partners”) share the power to vote the NACCO Class B Common held by the partnership. Further, under such terms, the Rankin II General Partners generally exercise such power by a vote of the Rankin II General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin II Partnership Agreement, the partnership may not dispose of NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the Rankin II General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin II Partnership Agreement.

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Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of February 7, 2005 (the “Rankin IV Partnership Agreement”), filed as Exhibit 4 hereto and incorporated herein by reference, the general partners of Rankin IV (the “Rankin IV General Partners”) share the power to vote the NACCO Class B Common held by the partnership. Further, under such terms, the Rankin IV General Partners generally exercise such power by a vote of the Rankin IV General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin IV Partnership Agreement, the partnership may not dispose of NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of Rankin IV General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the Partnership (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

Exhibit 2	Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 3	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 4	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 5	Joint Filing Agreement

Exhibit 6	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2012

/s/ Alfred M. Rankin, Jr.
Name: Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*

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Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David B.H. Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*

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Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*
Attorney-in-Fact for Alison A. Rankin, as Custodian for. Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Jennifer Dickerman*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966*
Attorney-in-Fact for DiAhn Taplin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6